                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                           Information to be Included
                         in Statements filed pursuant to
                                Rule 13d-1(a) and
                        amendments thereto filed pursuant
                                to Rule 13d-2(a)
                               (Amendment No. 2)*

                            CAPITAL CORP OF THE WEST
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    140065103
                                 --------------
                                 (CUSIP Number)

    BANK OF STOCKTON                            WITH A COPY TO:
    ATTN:  JOHN F. DENTONI                      KAREN L. WITT, ESQ.
    P.O. BOX 1110                               1200 17TH STREET, SUITE 3000
    STOCKTON, CALIFORNIA 95201                  DENVER, CO 80202
    (209) 929-1433                              (303) 623-9000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                SEPTEMBER 3, 2003
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is1 filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



--------------------                                           -----------------
CUSIP NO.  140065103                                           PAGE 2 OF 5 PAGES
--------------------                                           -----------------

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1        NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS)
         (ENTITIES ONLY)
                                                                BANK OF STOCKTON
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  ( )
                                                                       (b)  ( )
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                                    WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION                   CALIFORNIA, USA

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     NUMBER OF       7     SOLE VOTING POWER                         559,235
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8     SHARED VOTING POWER                       649,951(1)
     OWNED BY       ------------------------------------------------------------
       EACH          9     SOLE DISPOSITIVE POWER                    559,235
     REPORTING      ------------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER                   649,951(1)
       WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 649,951(1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            11.60%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*                                         BK

--------------------------------------------------------------------------------

(1) Includes shares owned solely by the Reporting Person and shares owned by the Reporting Person's parent corporation as described in more detail at Item 5 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         This statement on Schedule 13D is filed on behalf of Bank of Stockton, a California corporation (the "Reporting Person"), relating to transactions in the no par value common stock issued by Capital Corp of the West, a California corporation and registered bank holding company (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

         Security:         Common Stock, no par value

         Issuer:           Capital Corp. of the West
                           1160 West Olive Avenue
                           Merced, California 95348

ITEM 2.  IDENTITY AND BACKGROUND.

         The identity and background of the Reporting Person is as follows:

         Bank of Stockton is a California company engaged in the business of commercial banking. Its principal office and place of business is 301 East Miner Avenue, Stockton, California 95202. During the last five years, the Reporting Person has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used an aggregate of $10,524,150 of its working capital to purchase an aggregate of 315,000 shares of the Issuer's common stock from its parent corporation, 1867 Western Financial Corporation, a California corporation and registered bank holding company ("WFC"), on September 3, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person intends to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer.

         The Reporting Person intends to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Person based on the price of such shares.

         The Reporting Person has no plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any



                                   Page 3 of 5
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person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (The number of issued and outstanding shares of the Issuer's common stock upon which the various percentages set forth in this statement on Schedule 13D are based does not include any outstanding securities convertible into the Issuer's common stock or any shares of common stock of the Issuer subject to outstanding options.)

         (a) and (b) The Reporting Person is the beneficial owner of 559,235 shares of the Issuer's common stock, or 9.98 percent of approximately 5,604,309 shares of the Issuer's common stock issued and outstanding (as reported by the Issuer's Form 10-Q for the quarter ended June 30, 2003). The Reporting Person has the sole power to vote or to direct the voting of all of these shares reported as owned beneficially by it. The Reporting Person has the sole power to dispose of, or to direct the disposition of, all of these shares reported as owned beneficially by it. WFC is the beneficial owner of an additional 90,716 shares of the Issuer's common stock, or approximately 1.62% of the Issuer's common stock issued and outstanding. The Reporting Person shares with WFC the power to dispose of, or to direct the disposition of, and to vote, or to direct the voting of, the shares held by WFC.

         (c) On May 21, 1996, the Reporting Person commenced acquiring shares of the Issuer's common stock and on March 18, 1997, the Reporting Person became the beneficial owner of approximately five percent of the Issuer's outstanding common stock. A Schedule 13D was filed on August 15, 1997 detailing this event. The Issuer then issued additional shares of its common stock and on August 27, 1997, the Reporting Person and WFC began to acquire additional shares. Effective September 10, 1997, the Reporting Person filed a Schedule 13D on a consolidated basis, which was amended on September 22, 1997. Following is a list of the Reporting Person's transactions in the Issuer's common stock through brokered transactions in the past 60 days, including the date, share price, number of shares and total cost. The Issuer's shares are traded on the Nasdaq national market. Share prices are rounded to the nearest whole cent and total costs are rounded to the nearest whole dollar.

         TRANSACTION DATE       SHARE PRICE        NUMBER OF SHARES      TOTAL COST
         ----------------       -----------        ----------------      ----------
         September 2, 2003**       $33.41               315,000          $10,524,150

--------------------------
*    Settlement date
**   Trade date

         (d) and (e)       N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option


                                   Page 4 of 5

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arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies), other than the parent-subsidiary relationship between the Reporting Person and WFC.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 29, 2003

                                         BANK OF STOCKTON

                                         By: /s/ John F. Dentoni
                                            ------------------------------------
                                         Title: John F. Dentoni, Vice President


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